SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                         Furr's/Bishop's, Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                   361115504
                                 (CUSIP Number)

                               Alvin H. Fenichel
                      Senior Vice President and Controller
                      The Equitable Companies Incorporated
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4489

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 12, 1996
                  (Date of event which requires filing of this
                                   Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |EQ Asset Trust 1993                                               |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |13-3623351                                                        |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [ ]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |00                                                                |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |Delaware                                                          |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |               0                               |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       8,499,857                               |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |               0                               |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       8,499,857                               |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857  - see Item 5                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  | OO                                                               |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |Alliance Capital Management L.P.                                  |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |13-3434400                                                        |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [ ]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |00                                                                |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |Delaware                                                          |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |               0                               |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       8,499,857                               |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |               0                               |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       8,499,857                               |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857  - see Item 5                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  | IA, PN                                                           |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |The Equitable Companies Incorporated                              |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |13-3623351                                                        |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [ ]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |00                                                                |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |Delaware                                                          |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |               0                               |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       8,499,857                               |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |               0                               |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       8,499,857                               |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857  - see Item 5                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  | HC, CO                                                           |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |AXA                                                               |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [ ]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |N/A                                                               |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |France                                                            |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |       see Item 5                              |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       see Item 5                              |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |       see Item 5                              |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       see Item 5                              |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857                               |
    |  |(Not to be construed as an admission of beneficial ownership) -   |
    |  | see Item 5                                                       |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  |                                                                  |
    |  |HC                                                                |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |Finaxa                                                            |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [ ]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |N/A                                                               |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |France                                                            |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |       see Item 5                              |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       see Item 5                              |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |       see Item 5                              |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       see Item 5                              |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857                               |
    |  |(Not to be construed as an admission of beneficial ownership) -   |
    |  | see Item 5                                                       |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  |HC                                                                |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |AXA Assurances I.A.R.D. Mutuelle                                  |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [X]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |N/A                                                               |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |France                                                            |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |       see Item 5                              |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       see Item 5                              |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |       see Item 5                              |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       see Item 5                              |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857                               |
    |  |(Not to be construed as an admission of beneficial ownership) -   |
    |  | see Item 5                                                       |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  | IC                                                               |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |AXA Assurances Vie Mutuelle                                       |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [X]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |N/A                                                               |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |France                                                            |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |       see Item 5                              |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       see Item 5                              |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |       see Item 5                              |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       see Item 5                              |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857                               |
    |  |(Not to be construed as an admission of beneficial ownership) -   |
    |  | see Item 5                                                       |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  |IC                                                                |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |Alpha Assurances I.A.R.D. Mutuelle                                |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [X]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |N/A                                                               |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |France                                                            |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |       see Item 5                              |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       see Item 5                              |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |       see Item 5                              |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       see Item 5                              |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857                               |
    |  |(Not to be construed as an admission of beneficial ownership) -   |
    |  | see Item 5                                                       |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  |IC                                                                |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |Alpha Assurances Vie Mutuelle                                     |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [X]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |N/A                                                               |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |France                                                            |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |       see Item 5                              |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       see Item 5                              |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |       see Item 5                              |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       see Item 5                              |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857                               |
    |  |(Not to be construed as an admission of beneficial ownership) -   |
    |  | see Item 5                                                       |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  |IC                                                                |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |Uni Europe Assurance Mutuelle                                     |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [X]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |N/A                                                               |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |France                                                            |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |       see Item 5                              |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       see Item 5                              |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |       see Item 5                              |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       see Item 5                              |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857                               |
    |  |(Not to be construed as an admission of beneficial ownership) -   |
    |  | see Item 5                                                       |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  |IC                                                                |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |Claude Bebear, as AXA Voting Trustee                              |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [ ]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |N/A                                                               |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |Citizen of France                                                 |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |       see Item 5                              |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       see Item 5                              |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |       see Item 5                              |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       see Item 5                              |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857                               |
    |  |(Not to be construed as an admission of beneficial ownership) -   |
    |  | see Item 5                                                       |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  |IN                                                                |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |Patrice Garnier, as AXA Voting Trustee                            |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [ ]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |N/A                                                               |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |Citizen of France                                                 |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |       see Item 5                              |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       see Item 5                              |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |       see Item 5                              |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       see Item 5                              |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857                               |
    |  |(Not to be construed as an admission of beneficial ownership) -   |
    |  | see Item 5                                                       |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  |IN                                                                |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    |--------------------|
    |CUSIP NO. 361115504 |       SCHEDULE 13D
    |--------------------|
    |---------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                          |
    |  |Henri de Clermont-Tonnerre, as AXA Voting Trustee                 |
    |  |                                                                  |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]      |
    |  |                                                     (B) [ ]      |
    |--|------------------------------------------------------------------|
    | 3|SEC USE ONLY                                                      |
    |  |                                                                  |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    | 4|SOURCE OF FUNDS*                                                  |
    |  |N/A                                                               |
    |--|------------------------------------------------------------------|
    | 5|CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |
    |  |PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]      |
    |--|------------------------------------------------------------------|
    | 6|CITIZENSHIP OR PLACE OF ORGANIZATION                              |
    |  |Citizen of France                                                 |
    |---------------------------------------------------------------------|
    |                  | 7|SOLE VOTING POWER                              |
    |     NUMBER OF    |  |       see Item 5                              |
    |      SHARES      |--|-----------------------------------------------|
    |   BENEFICIALLY   | 8|SHARED VOTING POWER                            |
    |      OWNED       |  |       see Item 5                              |
    |     BY EACH      |--|-----------------------------------------------|
    |    REPORTING     | 9|SOLE DISPOSITIVE POWER                         |
    |     PERSON       |  |       see Item 5                              |
    |      WITH        |--|-----------------------------------------------|
    |                  |10|SHARED DISPOSITIVE POWER                       |
    |                  |  |       see Item 5                              |
    |---------------------------------------------------------------------|
    |11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
    |  |                          8,499,857                               |
    |  |(Not to be construed as an admission of beneficial ownership) -   |
    |  | see Item 5                                                       |
    |--|------------------------------------------------------------------|
    |12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |
    |  |SHARES *                                                 [ ]      |
    |  |                                                                  |
    |--|------------------------------------------------------------------|
    |13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                  |
    |  |                                                                  |
    |  |                             17.46% - see Item 5                  |
    |--|------------------------------------------------------------------|
    |14|TYPE OF REPORTING PERSON *                                        |
    |  |IN                                                                |
    |  |                                                                  |
    |---------------------------------------------------------------------|
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 - Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Furr's/Bishop's, Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 6901 Quaker Avenue, Lubbock, Texas 79413.

The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2 - Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) EQ Asset Trust 1993, a Delaware business trust ("EQAT"); (2) Alliance Capital Management L.P., a Delaware master limited partnership ("Alliance"); (3) The Equitable Companies Incorporated, a Delaware corporation ("Equitable"), (4) AXA, a societe anonyme organized under the laws of France, (5) Finaxa, a societe anonyme organized under the laws of France, (6) AXA Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, (7) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (8) Alpha Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, (9) Alpha Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (10) Uni Europe Assurance Mutuelle, a mutual insurance company organized under the laws of France, and (11) Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA and the AXA Voting Trustees dated as of May 12, 1992.

EQAT is a limited-purpose business trust organized under the laws of the state of Delaware by Equitable.

Alliance is a Delaware master limited partnership and a registered investment adviser. Alliance manages the collateral of EQAT pursuant to a Collateral Management Agreement, dated August 31, 1993 (the "CMA"), between EQAT and Alliance.

Equitable is a Delaware corporation and is a holding company. Equitable is the beneficiary and owner of EQAT. In addition, a wholly-owned subsidiary of Equitable, Alliance Capital Management Corporation, is the general partner of Alliance. Through wholly-owned subsidiaries, Equitable owns approximately 60% of the publicly traded units of Alliance.

AXA is a societe anonyme organized under the laws of France and a holding company for an international group of insurance and related financial services companies. As of July 1, 1996, approximately 60.7% of the outstanding common stock as well as certain convertible preferred stock of Equitable was beneficially owned by AXA. For insurance regulatory purposes, to insure that certain indirect minority shareholders of AXA will not be able to exercise control over Equitable and certain of its insurance subsidiaries, the voting shares of Equitable capital stock beneficially owned by AXA and its subsidiaries have been deposited into the AXA Voting Trust. For additional information regarding the AXA Voting Trust, reference is made to the Schedule 13D filed by AXA with respect to Equitable.

Finaxa is a societe anonyme organized under the laws of France and is a holding company. As of July 18, 1996, Finaxa controlled approximately 30.4% of the issued shares (representing approximately 39.4% of the voting power) of AXA.

Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Alpha Assurances I.A.R.D. Mutuelle, Alpha Assurances Vie Mutuelle, and Uni Europe Assurance Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. The Mutuelles AXA are owned by approximately 1.5 million policy holders. As of July 18, 1996, the Mutuelles AXA, as a group, controlled, directly and indirectly, through intermediate holding companies, approximately 38.1% of the issued shares (representing approximately 45.5% of the voting power) of AXA. AXA is indirectly controlled by the Mutuelles AXA, acting as a group.

Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, the AXA Voting Trustees, exercise all voting rights with respect to the shares of Equitable capital stock beneficially owned by AXA and its subsidiaries that have been deposited in the AXA Voting Trust. The business address, citizenship and present principal occupation of each of the AXA Voting Trustees are set forth on Schedule C attached hereto.

The address of the principal business and principal office of EQAT is c/o Alliance Corporate Finance Group Incorporated, 1345 Avenue of the Americas, 39th Floor, New York, New York 10105 and c/o The Chase Manhattan Bank, N.A., 450 West 33rd Street, 15th Floor, New York, New York 10001-2697.

The address of the principal business and principal office of Alliance is 1345 Avenue of the Americas, New York, New York 10105.

The address of the principal business and principal office of Equitable is 787 Seventh Avenue, New York, New York 10019.

The address of the principal business and principal office of each of AXA, Finaxa and the AXA Voting Trustees is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21, rue de Chateaudun, 75009 Paris, France; of each of Alpha Assurances I.A.R.D. Mutuelle and Alpha Assurances Vie Mutuelle is Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France; and of Uni Europe Assurance Mutuelle is 24, rue Drouot, 75009 Paris, France.

The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or member, as applicable, of the Board of Directors or the Conseil d'Administration (French analogue of a Board of Directors) of Alliance, Equitable, AXA, Finaxa and the Mutuelles AXA are set forth on Schedules A through I, respectively, attached hereto.

During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through I attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

EQAT, a Delaware business trust wholly owned by Equitable, acquired its Shares of the Issuer upon the exercise on March 12, 1996 of an option granted in connection with the comprehensive restructuring of the Issuer's and its subsidiaries' financial obligations. The option was granted on January 2, 1996 in consideration for the exchange on that date of $28,112,007 principal amount, plus accrued interest, of 11% notes of Cafeteria Operators, L.P., a Delaware limited partnership ("Cafeteria Operators") and indirect wholly-owned partnership subsidiary of the Issuer, for a limited partnership interest in Cafeteria Operators. Pursuant to a Put Agreement, dated as of December 14, 1995, among the Issuer, EQAT, Equitable, and other investors named therein, this option was exercisable by the holders (acting independently) of a majority of the Cafeteria Operators limited partnership interests received in exchange for the Cafeteria Operators notes. Pursuant to the terms of the Put Agreement, upon exercise of the option by the required majority (which occurred on March 12, 1996), all investors (including EQAT) that had exchanged Cafeteria Operators notes for Cafeteria Operators limited partnership interests were deemed to have exercised such option as well. Accordingly, on March 12, 1996, EQAT's limited partnership interest in Cafeteria Operators was transferred to the Issuer in exchange for the Shares.

Item 4 - Purpose of Transaction

EQAT acquired its Shares of the Issuer reported in this Schedule 13D solely for investment purposes in connection with the comprehensive restructuring of the Issuer's and its subsidiaries' financial obligations, as further described in
Item 3 above. EQAT currently has no contracts or arrangements concerning disposition of the Shares. However, under the Exchange Agreement, dated as of November 15, 1995, among the Issuer, Cafeteria Operators, EQAT, Equitable, and other investors named therein, EQAT has the right to have its Shares registered for resale under the Securities Act of 1933, as amended (the "Securities Act"). On May 3, 1996, the Issuer filed a Registration Statement on Form S-1 pursuant to such registration rights on behalf of EQAT as well as other holders of the Issuer's common stock. The Issuer filed Amendment No. 1 to this Registration Statement on June 27, 1996.

Item 5 - Interest in Securities of the Issuer

EQAT is holder of record of the 8,499,857 Shares reported in this Schedule 13D, or approximately 17.46% of the Shares outstanding as of June 21, 1996 (percentage of outstanding based on information provided by the Issuer in Amendment No. 1, filed June 27, 1996, to its Registration Statement on Form S-1). Equitable is the beneficiary and owner of EQAT. The collateral of EQAT, which includes the Shares, is managed by Alliance pursuant to a Collateral Management Agreement. The Shares and such Collateral Management Agreement have been pledged to The Chase Manhattan Bank, N.A. as directed trustee (the "Trustee") for the benefit and security of holders of certain notes of EQAT. Alliance and EQAT (through the Trustee) share the power to vote and to dispose of the 8,499,857 Shares reported in this Schedule 13D.

Equitable, as beneficiary and owner of EQAT, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to beneficially own indirectly the Shares held of record by EQAT.

Because of AXA's ownership interest in Equitable, and the AXA Voting Trustees' power to vote the Equitable shares placed in the AXA Voting Trust, each of AXA and the AXA Voting Trustees may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly the Shares that Equitable may be deemed to beneficially own indirectly. Because of the direct and indirect ownership interest in AXA of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly the Shares that AXA may be deemed to beneficially own indirectly. AXA, Finaxa, the Mutuelles AXA, and the AXA Voting Trustees disclaim beneficial ownership of any Shares.

The Reporting Persons, in the aggregate, may be deemed to beneficially own 8,499,857 Shares, or approximately 17.46% of the Shares outstanding as of June 21, 1996. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon 48,669,340 Shares outstanding as of June 21, 1996, as reported by the Issuer in Amendment No. 1, filed June 27, 1996, to its Registration Statement on Form S-1.

Item 6 - Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Shares of the Issuer are pledged to the Trustee under that Indenture, dated as of August 31, 1993 (the "Indenture"), between EQAT (as issuer) and The Chase Manhattan Bank, N.A. (as Trustee), for the benefit and security of the holders of certain notes issued under the Indenture. EQAT is managed by Alliance under a Collateral Management Agreement, dated August 31, 1993 (the "CMA"), between EQAT and Alliance. The CMA has been pledged to the Trustee, and Alliance's power to vote the Shares is governed by the terms of the Indenture and the CMA. After payment in full of all notes issued under the Indenture and all related fees and expenses, all collateral pledged under the Indenture is paid to Equitable, as Owner of EQAT.

Item 7 - Material to be Filed as Exhibits

1. Joint Filing Agreement among the Reporting Persons to file a joint statement on Schedule 13D.

2. Powers of Attorney

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: August 7, 1996

                                             EQ Asset Trust 1993

                                             BY: The Chase Manhattan Bank, N.A.,
                                                 as Trustee

                                             BY:  /s/ Kimberly Costa
                                                  Account Officer

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: August 7, 1996

                                             Alliance Capital Management L.P.

                                             BY: Alliance Capital Management
                                                 Corporation, as General Partner

                                             BY: /s/ Mark R. Manley
                                                 Vice President and Counsel

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: August 7, 1996

                                           The Equitable Companies Incorporated

                                           BY: /s/ Alvin H. Fenichel
                                               Senior Vice President and
                                               Controller

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: August 7, 1996

                                          AXA
                                          Finaxa
                                          AXA Assurances I.A.R.D. Mutuelle
                                          AXA Assurances Vie Mutuelle
                                          Alpha Assurances I.A.R.D. Mutuelle
                                          Alpha Assurances Vie Mutuelle
                                          Uni Europe Assurance Mutuelle
                                          Claude Bebear, as AXA Voting Trustee
                                          Patrice Garnier, as AXA Voting Trustee
                                          Henri de Clermont-Tonnerre,
                                            as AXA Voting Trustee

                                          Signed on behalf of each of the above

                                         BY: /s/ Richard V. Silver
                                             Attorney-in-fact

                                                                      Schedule A
                                                                      ----------

                        Executive Officers and Directors
                                       of
                    Alliance Capital Management Corporation

                  The names of the Directors and the names and titles of the Executive Officers of Alliance Capital Management Corporation ("ACMC"), general partner of Alliance Capital Management L.P. (the "Partnership") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ACMC and each individual is a United States citizen.


   Name, Business Address                     Present Principal Occupation

 * Dave H. Williams                           Chairman of the Board and Chief Executive
   Alliance Capital Management Corporation    Officer
   1345 Avenue of the Americas
   New York, New York  10105

 * Bruce W. Calvert                           Vice Chairman of the Board and Chief Investment
   Alliance Capital Management Corporation    Officer
   1345 Avenue of the Americas
   New York, New York  10105

 * John D. Carifa                             President and Chief Operating Officer
   Alliance Capital Management Corporation
   1345 Avenue of the Americas
   New York, New York  10105

 * Reba W. Williams                           Director of Special Projects
   Alliance Capital Management Corporation
   1345 Avenue of the Americas
   New York, New York  10105

 * Frank Savage                               Chairman of the Board, Alliance Corporate
   Alliance Capital Management Corporation    Finance Group Incorporated, a subsidiary of the
   1345 Avenue of the Americas                Partnership
   New York, New York  10105


   Name, Business Address                      Present Principal Occupation

 * Alfred Harrison                             Vice Chairman of the Board
   Alliance Capital Management Corporation
   First Bank Place
   601 2nd Avenue South - Suite 5000
   Minneapolis, Minnesota  55402

 * Benjamin D. Holloway                        Consultant, Continental Companies
   Continental Companies - Suite 501
   3250 Mary Street
   Miami, Florida  33133

 * Madelon DeVoe Talley                        Commissioner of the Port Authority of New York
   876 Park Avenue                             State and New Jersey
   New York, New York  10021

 * Joseph J. Melone                            Chief Executive Officer and President, The
   The Equitable Companies Incorporated        Equitable Companies Incorporated; Chairman of
   787 7th Avenue                              the Board, The Equitable Life Assurance Society
   New York, New York  10019                   of the United States

 * Peter D. Noris                              Executive Vice President and Chief Investment
   The Equitable Companies Incorporated        Officer, The Equitable Companies Incorporated
   787 7th Avenue                              and The Equitable Life Assurance Society of the
   New York, New York  10019                   United States

 * James M. Benson                             Senior Executive Vice President and Chief
   The Equitable Companies Incorporated        Operating Officer, The Equitable Companies
   787 7th Avenue                              Incorporated; President and Chief Executive
   New York, New York  10019                   Officer, The Equitable Life Assurance Society
                                               of the United States

 * Jerry M. de St. Paer                        Senior Executive Vice President and Chief
   The Equitable Companies Incorporated        Financial Officer, The Equitable Companies
   787 7th Avenue                              Incorporated; Executive Vice President, The
   New York, New York  10019                   Equitable Life Assurance Society of the United
                                               States

 * Claude Bebear (1)                           Chairman of the Board, The Equitable Companies
   AXA Group                                   Incorporated;
   23 Avenue Matignon                          Chairman of the Board and Chief Executive
   75008 Paris France                          Officer, AXA


   Name, Business Address                     Present Principal Occupation

 * Denis Deverne (1)                          Senior Vice President - International Life, AXA
   AXA Group
   23 Avenue Matignon
   75008 Paris France

 * Henri de Castries (1)                      Vice Chairman of the Board, The Equitable
   AXA Group                                  Companies Incorporated; Executive Vice
   23, avenue Matignon                        President, Financial Services and Life
   75008 Paris France                         Insurance Activities (outside of France), AXA

 * Jean-Pierre Hellebuyck (1)                 Chief Investment Officer, AXA
   AXA
   40, rue du Colisee
   75008 Paris rance

 * Kevin C. Dolan                             Senior Vice President, AXA
   AXA Asset Management
   16, avenue Matignon
   75008 Paris France

 * Luis Javier Bastida (2)                    Chief Financial Officer, Banco Bilbao
   Banco Bilbao Vizcaya                       Vizcaya, S.A.
   P. Castellana, 81, 25
   28046 Madrid Spain

   David R. Brewer, Jr.                       Senior Vice President, General Counsel and
   Alliance Capital Management Corporation    Secretary
   1345 Avenue of the Americas
   New York, New York  10105

   Robert H. Joseph, Jr.                      Senior Vice President and Chief Financial
   Alliance Capital Management Corporation    Officer
   1345 Avenue of the Americas
   New York, New York  10105

   *Director
   (1) Citizen of the Republic of France
   (2) Citizen of Spain

                                                                      Schedule B
                                                                      ----------
                        Executive Officers and Directors
                                       of
                      The Equitable Companies Incorporated

                  The names of the Directors and the names and titles of the Executive Officers of The Equitable Companies Incorporated ("EQ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of EQ at 787 Seventh Avenue, New York, New York 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to EQ and each individual is a United States citizen.


   Name, Business Address                      Present Principal Occupation

 * Claude Bebear (1)                           Chairman of the Board; Chairman and Chief
   AXA                                         Executive Officer, AXA
   23, avenue Matignon
   75008 Paris, France

 * James M. Benson                             Senior Executive Vice President and Chief
                                               Operating Officer; President and Chief
                                               Executive Officer, The Equitable Life Assurance
                                               Society of the United States

 * Henri de Castries (1)                       Vice Chairman of the Board; Executive Vice
   AXA                                         President, Financial Services and Life
   23, avenue Matignon                         Insurance Activities outside France, AXA
   75008 Paris, France

 * John S. Chalsty                             Chairman and Chief Executive Officer,
   Donaldson, Lufkin & Jenrette, Inc.          Donaldson, Lufkin & Jenrette, Inc.
   277 Park Avenue
   New York, NY  10172

   Jerry M. de St. Paer                        Senior Executive Vice President and Chief
                                               Financial Officer; Executive Vice President,
                                               The Equitable Life Assurance Society of the
                                               United States

 * Joseph L. Dionne                            Chairman and Chief Executive Officer, The
   The McGraw Hill Companies                   McGraw Hill Companies (publishing)
   1221 Avenue of the Americas
   New York, NY  10020

 * William T. Esrey                            Chairman of the Board and Chief Executive
   Sprint Corporation                          Officer, The Sprint Corporation
   P.O. Box 11315                              (telecommunications)
   Kansas City, MO  64112

 * Jean-Rene Fourtou (1)                       Chairman and Chief Executive Officer,
   Rhone-Poulenc S.A.                          Rhone-Poulenc S.A. (industry)
   25 quai Paul Doumer
   92408 Courbevoie,
   France

   Robert E. Garber                            Executive Vice President and General Counsel

 * Donald J. Greene                            Partner, LeBoeuf,  Lamb, Greene & MacRae (law
   LeBoeuf, Lamb, Greene & MacRae              firm)
   125 West 55th Street
   New York, NY 10019


 * Anthony J. Hamilton (2)                     Group Chairman, Fox-Pitt, Kelton Limited
   35 Wilson Street                            (Finance)
   London, England  EC2M 2SJ


 * John T. Hartley                             Retired Chairman and Chief Executive Officer,
   Harris Corporation                          Harris Corporation (manufacturer of electronic,
   1025 Nasa Boulevard                         telephone and copying systems)
   Melbourne, FL  32919



   Name, Business Address                      Present Principal Occupation

 * John H. F. Haskell, Jr.                     Director and Managing Director, Dillon, Read &
   Dillon, Read & Co., Inc.                    Co., Inc. (investment banking firm)
   535 Madison Avenue
   New York, NY  10028

 * W. Edwin Jarmain (3)                        President, Jarmain Group Inc. (private
   Jarmain Group Inc.                          investment holding company)
   95 Wellington St. West
   Suite 805
   Toronto, Ontario M5J 2N7
   Canada

 * Winthrop Knowlton                           Chairman, Knowlton Brothers, Inc. (private
   Knowlton Brothers, Inc.                     investment firm); President and Chief Executive
   530 Fifth Avenue                            Officer, Knowlton Associates, Inc. (consulting
   New York, NY  10036                         firm)

 * Arthur L. Liman                             Partner, Paul, Weiss, Rifkind, Wharton &
   Paul, Weiss, Rifkind, Wharton & Garrison    Garrison (law firm)
   1285 Avenue of the Americas
   New York, NY  10019

   William T. McCaffrey                        Executive Vice President and Chief
                                               Administrative Officer; Senior Executive Vice
                                               President and Chief Operating Officer, The
                                               Equitable Life Assurance Society of the United
                                               States

 * Joseph J. Melone                            Chief Executive Officer and President; Chairman
                                               of the Board, The Equitable Life Assurance
                                               Society of the United States

   Peter D. Noris                              Executive Vice President and Chief Investment
                                               Officer; Executive Vice President and Chief
                                               Investment Officer, The Equitable Life
                                               Assurance Society of the United States

 * Didier Pineau-Valencienne                   Chairman and Chief Executive Officer, Schneider
   64-70, avenue Jean Baptiste Clement         S.A. (electric equipment)
   92646 Boulogne Cedex, France

 * George J. Sella, Jr.                        Retired Chairman, President and Chief Executive
   American Cyanamid Company                   Officer, American Cyanamid Company
   P.O. Box 3017                               (manufacturer pharmaceutical products and
   Newton, NJ  07860                           agricultural products)

   Jose Suquet                                 Executive Vice President; Executive Vice
                                               President and Chief Agency Officer; The
                                               Equitable Life Assurance Society of the United
                                               States

   Stanley B. Tulin                            Executive Vice President; Senior Executive Vice
                                               President and Chief Financial Officer, The
                                               Equitable Life Assurance Society of the United
                                               States

 * Dave H. Williams                            Chairman and Chief Executive Officer, Alliance
   Alliance Capital                            Capital Management Corp. (investment company)
   Management Corporation
   1345 Avenue of the Americas
   New York, NY  10105

 ------- -------------------------------------------------
      *  Director
    (1)  Citizen of the Republic of France
    (2)  Citizen of United Kingdom
    (3)  Citizen of Canada

                                                                     Schedule C
                                                                     ----------

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                                       AXA

                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.

  Name, Business Address               Present Principal Occupation

* Claude Bebear                        Chairman and Chief Executive Officer

* Antoine Bernheim                     Chairman, Assicurazioni Generali S.p.A.
  Piazza Duca Degli Abruzzi 2          (insurance)
  34132 Trieste, Italy

  Henri de Castries                    Executive Vice President, Financial Services
                                       and Life Insurance Activities outside France

  Francoise Colloc'h                   Executive Vice President, Human Resources and
                                       Public Relations

* Henri de Clermont-Tonnerre           Chairman, Societe d'Armement et de Navigation
  90, rue de Miromesnil                Charles Schiaffino (transportation)
  75008 Paris, France

* David Dautresme                      General Partner, Lazard Freres et Cie
  121, boulevard Haussman              (investment banking)
  75008 Paris, France

* Jean-Rene Fourtou                    Chairman and Chief Executive Officer,
  25, quai Paul Doumer                 Rhone-Poulenc S.A. (industry)
  92408 Courbevoie, France

* Michel Francois-Poncet               Chairman of the Supervisory Board of Compagnie
  3, rue d'Autin                       Financiere Paribas and Banque Paribas
  75002 Paris, France                  (financial services and banking)

* Patrice Garnier                      Retired

* Gianfranco Gutty (1)                 Director and Executive Officer, Assicurazioni
  Piazza Duca Degli Abruzzi 2          Generali S.p.A. (insurance)
  34132 Trieste, Italy

* Anthony J. Hamilton (2)              Group Chairman, Fox-Pitt, Kelton Limited
  35 Wilson Street                     (Finance)
  London, England  EC2M 2SJ

* Henri Hottinguer (3)                 Chairman and Chief Executive Officer, Banque
  38, rue de Provence                  Hottinguer (banking)
  75009 Paris, France

* Richard H. Jenrette (4)              Retired Chairman, The Equitable Companies
  787 Seventh Avenue                   Incorporated
  New York, New York  10019

* Henri Lachmann                        Chairman and Chief Executive Officer, Strafor
  56, rue Jean Giraudoux                Facom (office furniture)
  67000 Strasbourg, France


  Name, Business Address               Present Principal Occupation

  Gerard de la Martiniere               Executive Vice President, Chief Financial Officer

* Didier Pineau-Valencienne             Chairman and Chief Executive Officer, Schneider
  64-70, avenue Jean Baptiste Clement   S.A. (electric equipment)
  92646 Boulogne Cedex, France

  Claude Tendil                         Executive Vice President, French Insurance
                                        Activities and Non-Life and Composite Insurance
                                        Activities outside France

 ------- ------------------------------------------------------
      *  Member, Conseil d'Administration
    (1)  Citizen of Italy
    (2)  Citizen of the United Kingdom
    (3)  Citizen of Switzerland
    (4)  Citizen of the United States of America

                                                                     Schedule D
                                                                     ----------

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                                     FINAXA

                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.

 Name, Business Address                   Present Principal Occupation

 * Claude Bebear                          Chairman and Chief Executive Officer; Chairman
                                          and Chief Executive Officer, AXA

 * Henri de Castries                      Executive Vice President, Financial Services
                                          and Life Insurance Activities outside France,
                                          AXA

 * Henri de Clermont-Tonnerre             Chairman, Societe d'Armement et de Navigation
   90, rue de Miromesnil                  Charles Schiaffino (transportation)
   75008 Paris, France

 * Jean-Rene Fourtou                      Chairman and Chief Executive Officer,
   25, quai Paul Doumer                   Rhone-Poulenc S.A. (industry)
   92408 Courbevoie, France

 * Patrice Garnier                        Retired

 * Henri Hottinguer (1)                   Chairman and Chief Executive Officer, Banque
   38, rue de Provence                    Hottinguer (banking)
   75009 Paris, France

 * Paul Hottinguer (1)                    Assistant Chairman and Chief Executive Officer,
   38, rue de Provence                    Banque Hottinguer (banking)
   75009 Paris, France

 * Henri Lachmann                         Chairman and Chief Executive Officer, Strafor
   56, rue Jean Giraudoux                 Facom (office furniture)
   67000 Strasbourg, France

   Gerard de la Martiniere                Chief Executive Officer; Executive Vice
                                          President, Chief Financial Officer, AXA

 * Georges Rousseau                       Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

 ------- -------------------------------------------------
      *  Member, Conseil d'Administration
    (1)  Citizen of Switzerland

                                                                     Schedule E
                                                                     ----------

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                        AXA ASSURANCES I.A.R.D. MUTUELLE

                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address                        Present Principal Occupation

*  Claude Bebear                              Chairman and Chief Executive Officer; Chairman
   23, avenue Matignon                        and Chief Executive Officer, AXA
   75008 Paris, France

   Jean-Luc Bertozzi                          Assistant Chief Executive Officer

*  Henri de Castries                          Executive Vice President, Financial Services
   23, avenue Matignon                        and Life Insurance Activities outside France,
   75008 Paris, France                        AXA

*  Jean-Pierre Chaffin                        Manager, Federation de la Metallurgie (industry)
   5, rue la Bruyere
   75009 Paris, France

*  Gerard Coutelle                            Retired

*  Jean-Rene Fourtou                          Chairman and Chief Executive Officer,
   25, quai Paul Doumer                       Rhone-Poulenc S.A. (industry)
   92408 Courbevoie, France

*  Patrice Garnier                            Retired

*  Henri Lachmann                             Chairman and Chief Executive Officer, Strafor
   56, rue Jean Giraudoux                     Facom (office furniture)
   67000 Strasbourg, France

*  Francois Richer                            Retired

*  Georges Rousseau                           Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                              Chief Executive Officer; Executive Vice
   21, rue de Chateaudun                      President, French Insurance Activities and
   75009 Paris, France                        Non-Life and Composite Insurance Activities
                                              outside France, AXA

*  Nicolas Thiery                             Chairman and Chief Executive Officer,
   6 Cite de la Chapelle                      Etablissements Jaillard (management consulting)
   75018 Paris, France

*  Francis Vaudour                            Chief Executive Officer, Segafredo Zanetti
   14, boulevard Industriel                   France S.A. (coffee importing and processing)
   76301 Sotteville les Rouen, France

 ------- -------------------------------------------------
      *  Member, Conseil d'Administration

                                                                     Schedule F
                                                                     ----------

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                           AXA ASSURANCES VIE MUTUELLE

                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.

 Name, Business Address                       Present Principal Occupation

 *  Claude Bebear                             Chairman and Chief Executive Officer; Chairman
    23, avenue Matignon                       and Chief Executive Officer, AXA
    75008 Paris, France

    Jean-Luc Bertozzi                         Assistant Chief Executive Officer

 *  Henri de Castries                         Executive Vice President, Financial Services
    23, avenue Matignon                       and Life Insurance Activities outside France,
    75008 Paris, France                       AXA

 *  Jean-Pierre Chaffin                       Manager, Federation de la Metallurgie (industry)
    5, rue la Bruyere
    75009 Paris, France

 *  Henri de Clermont-Tonnerre                Chairman, Societe d'Armement et de Navigation
    90, rue de Miromesnil                     Charles Schiaffino (transportation)
    75008 Paris, France

 *  Gerard Coutelle                           Retired

 *  Jean-Rene Fourtou                         Chairman and Chief Executive Officer,
    25, quai Paul Doumer                      Rhone-Poulenc S.A. (industry)
    92408 Courbevoie, France

 *  Henri Lachmann                            Chairman and Chief Executive Officer, Strafor
    56, rue Jean Giraudoux                    Facom (office furniture)
    67000 Strasbourg, France

 *  Francois Richer                           Retired

 *  Georges Rousseau                          Chairman, Apave Normandies (consulting)
    2, rue des Mouettes
    76130 Mont Saint Aignan, France

 *  Claude Tendil                             Chief Executive Officer; Executive Vice
    21, rue de Chateaudun                     President, French Insurance Activities and
    75009 Paris, France                       Non-Life and Composite Insurance Activities
                                              outside France, AXA

 *  Nicolas Thiery                            Chairman and Chief Executive Officer,
    6 Cite de la Chapelle                     Etablissements Jaillard (management consulting)
    75018 Paris, France

 *  Francis Vaudour                           Chief Executive Officer, Segafredo Zanetti
    14, boulevard Industriel                  France S.A. (coffee importing and processing)
    76301 Sotteville les Rouen, France

 ------- -------------------------------------------------
      *  Member, Conseil d'Administration

                                                                     Schedule G
                                                                     ----------

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                       ALPHA ASSURANCES I.A.R.D. MUTUELLE

                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances I.A.R.D. Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address                        Present Principal Occupation

*  Claude Bebear                              Chairman and Chief Executive Officer; Chairman
   23, avenue Matignon                        and Chief Executive Officer, AXA
   75008 Paris, France

*  Henri Brischoux                            Manager, AXA Assurances
   21, rue de Chateaudun
   75009 Paris, France

*  Henri de Castries                          Executive Vice President, Financial Services
   23, avenue Matignon                        and Life Insurance Activities outside France,
   75008 Paris, France                        AXA

*  Henri de Clermont-Tonnerre                 Chairman, Societe d'Armement et de Navigation
   90, rue de Miromesnil                      Charles Schiaffino (transportation)
   75008 Paris, France

*  Bernard Cornille                           Audit Manager, AXA Assurances
   21, rue de Chateaudun
   75009 Paris, France

*  Claude Fath                                Manager

*  Patrice Garnier                            Retired

*  Henri Lachmann                             Chairman and Chief Executive Officer, Strafor
   56, rue Jean Giraudoux                     Facom (office furniture)
   67000 Strasbourg, France

*  Claude Peter                               Retired

*  Georges Rousseau                           Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                              Chief Executive Officer; Executive Vice
   21, rue de Chateaudun                      President, French Insurance Activities and
   75009 Paris, France                        Non-Life and Composite Insurance Activities
                                              outside France, AXA

 ------- -------------------------------------------------
      *  Member, Conseil d'Administration

                                                                     Schedule H
                                                                     ----------

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                          ALPHA ASSURANCES VIE MUTUELLE


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address                        Present Principal Occupation

*  Claude Bebear                              Chairman and Chief Executive Officer; Chairman
   23, avenue Matignon                        and Chief Executive Officer, AXA
   75008 Paris, France

*  Henri de Castries                          Executive Vice President, Financial Services
   23, avenue Matignon                        and Life Insurance Activities outside France,
   75008 Paris, France                        AXA

*  Henri de Clermont-Tonnerre                 Chairman, Societe d'Armement et de Navigation
   90, rue de Miromesnil                      Charles Schiaffino (transportation)
   75008 Paris, France

*  Claude Fath                                Manager

*  Jean-Rene Fourtou                          Chairman and Chief Executive Officer,
   25, quai Paul Doumer                       Rhone-Poulenc S.A. (industry)
   92408 Courbevoie, France

*  Patrice Garnier                            Retired

*  Henri Lachmann                             Chairman and Chief Executive Officer, Strafor
   56, rue Jean Giraudoux                     Facom (office furniture)
   67000 Strasbourg, France

*  Georges Rousseau                           Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                              Chief Executive Officer; Executive Vice
   21, rue de Chateaudun                      President, French Insurance Activities and
   75009 Paris, France                        Non-Life and Composite Insurance Activities
                                              outside France, AXA

*  Francis Vaudour                            Chief Executive Officer, Segafredo Zanetti
   14, boulevard Industriel                   France S.A. (coffee importing and processing)
   76301 Sotteville les Rouen
   France

 ------- -------------------------------------------------
      *  Member, Conseil d'Administration

                                                                     Schedule I
                                                                     ----------

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                          UNI EUROPE ASSURANCE MUTUELLE

                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Uni Europe Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Uni Europe Assurance Mutuelle at 24, rue Drouot, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Uni Europe Assurance Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address                               Present Principal Occupation

*  Claude Bebear                                     Chairman and Chief Executive Officer; Chairman
   23, avenue Matignon                               and Chief Executive Officer, AXA
   75008 Paris, France

*  Henri de Castries                                 Executive Vice President, Financial Services
   23, avenue Matignon                               and Life Insurance Activities outside France,
   75008 Paris, France                               AXA

*  Francis Cordier                                   Chairman and Chief Executive Officer, Group
   rue Nicephone Niepce BP 232 76304 Sotteville      Demay Lesieur (food industry)
   Les Rouen, France

*  Gerard Coutelle                                   Retired

*  Jean-Rene Fourtou                                 Chairman and Chief Executive Officer,
   25, quai Paul Doumer                              Rhone-Poulenc S.A. (industry)
   92408 Courbevoie, France

*  Patrice Garnier                                   Retired

*  Henri Lachmann                                    Chairman and Chief Executive Officer, Strafor
   56, rue Jean Giraudoux                            Facom (office furniture)
   67000 Strasbourg, France

*  Francis Magnan                                    Chairman and Chief Executive Officer, Groupe
   50, boulevard des Dames                           Daher (air and sea transportation)
   13002 Marseille, France

*  Jean de Ribes                                     Chief Executive Officer, Banque Rivaud (banking)
   13, rue Notre Dame des Victoires 75008 Paris,
   France

*  Georges Rousseau                                  Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Jean-Paul Saillard                                Corporate Secretary, AXA
   23, avenue Matignon
   75008 Paris, France

*  Claude Tendil                                     Chief Executive Officer; Executive Vice
   21, rue de Chateaudun                             President, French Insurance Activities and
   75009 Paris, France                               Non-Life and Composite Insurance Activities
                                                     outside France, AXA

 ------- -------------------------------------------------
      *  Member, Conseil d'Administration

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